CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-148673), Form S-8 (No. 333-124617), Form F-10/A (No. 333-120383), Form F-10/A (No. 333-124641), Form F-10/A (No. 333-148960), Form F-10/A (No 333-152153), Form F-10/A (No. 333-152459), and Form F-10 (No. 333-157617) of InterOil Corporation of our report dated March 27, 2009 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the Annual Report to Shareholders, which is Exhibit 2 to this Form 40-F.
/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Melbourne, Australia
March 27, 2009